SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1 (b), (c), and (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2 (b)*



                            High Plains Uranium, Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   429703 10 1
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                                 (CUSIP Number)

                                November 2, 2006
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                      -2-


CUSIP No.  429703 10 1
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Performance Fund
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [x]
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ontario, Canada
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                       5   SOLE VOTING POWER
                           2,700,000(1)
      NUMBER OF        ---------------------------------------------------------
       SHARES          6   SHARED VOTING POWER
    BENEFICIALLY           2,700,000(1)
      OWNED BY         ---------------------------------------------------------
        EACH           7   SOLE DISPOSITIVE POWER
      REPORTING            2,700,000(1)
       PERSON          ---------------------------------------------------------
        WITH           8   SHARED DISPOSITIVE POWER
                           2,700,000(1)
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,700,000(1)
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  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]

       Not Applicable.
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%(2)
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  12   TYPE OF REPORTING PERSON

       IA(3)
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  (1)  Resolute Funds Limited is the Trustee and Manager of Resolute Performance
       Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer's Common Stock.

  (2) Based on 45,903,141 total shares of Common Stock of the issuer as of August 31, 2006.

  (3) Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No.  429703 10 1
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Resolute Funds Limited
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER
      NUMBER OF            2,700,000(1)
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6   SHARED VOTING POWER
      OWNED BY             2,700,000(1)
        EACH           ---------------------------------------------------------
      REPORTING        7   SOLE DISPOSITIVE POWER
       PERSON              2,700,000(1)
        WITH           ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                           2,700,000(1)
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,700,000(1)
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]
       Not Applicable.
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.9%(2)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON
       IA(3)
--------------------------------------------------------------------------------
  (1) The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer's Common Stock.

  (2) Based on 45,903,141 total shares of Common Stock of the issuer as of August 31, 2006.

  (3) Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 1(a)  Name of Issuer:

           High Plains Uranium, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1718 Capitol Avenue
           Cheyenne, Wyoming 82001

Item 2(a)  Name of Persons Filing:

           Resolute Performance Fund

           Resolute Funds Limited, the manager and trustee of Resolute Performance Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Resolute Performance Fund.

Item 2(b)  Address of Principal Business Office of the Reporting Persons:

           3080 Yonge Street, Suite 5000, Box 73
           Toronto, Ontario
           Canada M4N 3N1


Item 2(c)  Citizenship:

           Ontario, Canada


Item 2(d)  Title of Class of Securities:

           Common Shares

Item 2(e)  CUSIP Number:

           429703 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a:

        (a)        [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o).

        (b)        [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c).
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                                      -5-


        (c)        [ ] Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

        (d)        [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)        [ ] An investment adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E).

        (f)        [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

        (g)        [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

        (h)        [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i)        [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j)        [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

None of the above. Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada. Resolute Funds Limited is the Trustee and Manager of the Fund. Units of the Fund are sold on a prospectus-exempt basis in selected provinces of Canada to investors in amounts of CDN $150,000 or more. Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 4.  Ownership.

     (a) Amount beneficially owned:  2,700,000 Common Shares

     (b) Percent of class: 5.9% interest. The percentages used herein and in the rest of Item 4 are calculated based upon 45,903,141 total Common Shares issued and outstanding as of August 31, 2006.

     (c) Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote: 2,700,000

         (ii) Shared power to vote or to direct the vote: 2,700,000

         (iii)Sole power to dispose or to direct the disposition of: 2,700,000

         (iv) Shared power to dispose or to direct the disposition of: 2,700,000

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES
         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2006       RESOLUTE PERFORMANCE FUND


                               By:        /s/ Anna Goncharova
                                          --------------------------------------
                                   Name:  Anna Goncharova
                                   Title: Chief Financial Officer of Resolute
                                          Funds Limited, its Manager and Trustee



                               RESOLUTE FUNDS LIMITED


                               By:        /s/ Anna Goncharova
                                          --------------------------------------
                                   Name:  Anna Goncharova
                                   Title: Chief Financial Officer

                                                                       EXHIBIT A
                                                                       ---------


                             Joint Filing Agreement

         The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Shares of High Plains Uranium, Inc. shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  November 2, 2006       RESOLUTE PERFORMANCE FUND


                               By:        /s/ Anna Goncharova
                                          --------------------------------------
                                   Name:  Anna Goncharova
                                   Title: Chief Financial Officer of Resolute
                                          Funds Limited, its Manager and Trustee



                               RESOLUTE FUNDS LIMITED


                               By:        /s/ Anna Goncharova
                                          --------------------------------------
                                   Name:  Anna Goncharova
                                   Title: Chief Financial Officer